UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 5, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	5 August 2021

Release Number	11/21

BHP approves Shenzi North project and moves Trion project into the FEED phase

The BHP Board has today approved US$544 million in capital expenditure to execute the Shenzi North oil project in the US Gulf of Mexico. The capital expenditure approved represents a 100 per cent share interest. The project offers very attractive returns at a nominal IRR of over 35 per cent, a breakeven of approximately US$25/bbl and a payback of less than 2 years1. BHP is operator and holds a 72 per cent share in Shenzi North. Repsol holds the remaining 28 per cent working interest and is expected to make a Final Investment Decision later this calendar year.

Shenzi North represents the first development phase of Greater Wildling, following exploration success in 2017, with the resource and development plan further refined through Ocean Bottom Node seismic data and analysis. The project will take advantage of existing infrastructure and production capacity in the nearby Shenzi production facility, with value further enhanced through the recent acquisition of an additional 28 per cent working interest taking BHP’s interest in the Shenzi field from 44 per cent to 72 per cent. The project adds two wells and subsea equipment to establish a new drill centre north of Shenzi with the capacity to produce up to approximately 30 mboe per day. Production is expected to begin in the 2024 financial year.

In addition, the BHP Board has also approved US$258 million in capital expenditure to move the Trion oil project in Mexico into the Front End Engineering Design (FEED) phase. The focus of these studies will be on completion of the engineering, commercial arrangements and execution planning required to progress to a Final Investment Decision from mid-calendar year 2022. BHP holds a 60 per cent participating interest in and operatorship of blocks AE-0092 and AE-0093 containing the Trion discovery located in the deep-water Gulf of Mexico offshore Mexico. PEMEX Exploration & Production Mexico holds a 40 per cent interest in the blocks.

Geraldine Slattery, BHP President Operations Petroleum, said “Both Shenzi North and Trion are strong growth assets for our business, providing attractive returns from relatively low carbon intensity resources.

“Shenzi North is aligned with the petroleum strategy to unlock and deliver further growth options in this key Gulf of Mexico heartland. This Board decision also marks an important milestone in advancing the Trion development as we continue to work with our partner PEMEX towards a Final Investment Decision in calendar year 2022.”

[1]	At consensus pricing, 10% nominal discount rate.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 5, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary